

January 9, 2024

Jeremy Brooks
Chief Accounting Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

> **Re: Williams-Sonoma, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2023**
> **File No. 001-14077**

Dear Jeremy Brooks:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2023

Item 7. Management's Discussion and Analysis
Results of Operations, page 30

1. Please revise your disclosure to include discussion of how your operations are impacted by the differing sales channels on which your products are offered. In this regard, we note your disclosure on page 13 that your "e-commerce channel has been [y]our fastest-growing business over the last several years." We also noted, you present retail store data which shows a decline in retail stores year over year with an overall increase to your net revenues. To the extent results and trends are not materially consistent across all sales channels, please quantify in dollars and/or percentage change the impact each sales channel had and is expected to have on your results of operations. Refer to Item 303 of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at 202-551-8298 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services